October 17, 2017

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On August 7, 2017 Northern Lights Fund Trust IV (the "Registrant”), on behalf of the Inspire 100 ETF (the “Fund”), a series of the Registrant, filed Post-Effective Amendment No. 71 (the “Amendment”) to the Registrant’s Registration Statement. On September 26, 2017, you provided oral comments to the Amendment. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.

General

Comment 1. Please supplementally identify the order that allows the Fund to operate as an active ETF and confirm that the Registrant will comply with all requirements of the order.

Response. The exemptive order that relates to the Funds is Investment Company Act of 1940 Release No. 32404 issued on December 28, 2016. The Registrant confirms that it will comply with all requirements of the order.

Fund Summary

Comment 2. Please confirm the waiver mentioned in the fee table will be in place for at least a year from the date of the prospectus.

Response. The Registrant so confirms.

Comment 3. Please revise the footnote regarding the expense cap to discuss recoupment as follows: “if such recoupment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.”

4821-1830-8177.1

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Response. The Registrant has made the revision requested.

Comment 4. Please move the definition of large cap from the last paragraph up to the first paragraph.

Response. The Registrant has revised the first paragraph as follows:

The Fund generally will invest at least 80% of its total assets in the component securities of the Inspire 100 Index (the “Index”). The index provider selects domestic large capitalization equity securities (capitalizations of $20 billion or more) using the index provider’s Inspire Impact Score®, a proprietary selection methodology that is designed to assign a score to a particular security based on the security’s alignment with biblical values and the positive impact that company has on the world through various environmental, social and governance criterion.

Comment 5. Please provide a white paper on how the index is calculated.

Response. Attached is a description of how the index is calculated.

Comment 6. Please explain supplementally whether the portfolio managers are involved in the rebalancing of the indexes.

Response. The adviser has confirmed to the Registrant that the portfolio managers are not involved in the rebalancing of the indexes.

Comment 7. Please confirm whether the Fund will invest in derivatives as a principal strategy. If so, please revise the disclosure, as may be needed, to assure consistency with the (i) principals outlined in a Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute ("Derivatives Letter"), (ii) interpretations of the SEC or its staff in reference to Investment Company Release No. IC-10666, and (iii) evolving principles invoked in "Use of Derivatives by Investment Companies under the Investment Company Act of 1940," Concept Release No. IC-29776.

Response. The adviser has confirmed to the Registrant that investments in derivatives are not a principal strategy of the Funds.

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Comment 8. Please explain supplementally how the index provider determines whether a company has any level of involvement when applying the exclusions in the first set of bullets in the strategy.

Response. As described in Registrant’s letter dated February 2, 2017, the index provider uses a third party research provider, eVALUEater[1], to identify a list of companies whose activities violate these exclusionary screens (Exhibit A to the February 2, 2017 letter set forth for a more detailed description of the eVALUEater screens). Any company on this list is removed from the possible investment universe of the Fund. EVALUEater and the index provider look through to a company’s parents, subsidiaries, and affiliates in determining whether a company is involved in the exclusionary activities. The Registrant has added this disclosure to item 9.

Comment 9. Please explain supplementally what is meant by the first bullet in the second set of bullets in the strategy when it says “providing Christian-themed products or services.” Please add disclosure to the item 9 strategy explaining it.

Response. The Registrant has deleted the reference to “providing Christian-themed products or services.”

Comment 10. Please explain supplementally what is meant by “publicly available data” and provide more information regarding it in item 9.

Response. The index provider has confirmed to the Registrant that “publicly available data” includes any data that is available to the general public without requiring special access, such as company websites, corporate press releases, media mentions and news stories, reporting done by non-governmental agencies, and regulatory filings. The Registrant has added the following to the item 9 disclosure:

The index provider uses software that analyzes publicly available data relating to the primary business activities, products and services, philanthropy, legal activities, policies and practices when assigning Inspire Impact Scores to a company. Publicly available data includes any data that is available to the general public without requiring special access, such as company websites, corporate press releases, media mentions and news stories, reporting done by non-governmental agencies, and regulatory filings.

Comment 11. Please explain what triggers a periodic review of the Inspire Impact Scores of the securities in the Index.

Response. The index provider has confirmed to the Registrant that the securities in the index are reviewed semi-annually for activities that would trigger the exclusionary screen discussed in the first set of bullets in the strategy. The Registrant has revised the disclosure as follows:

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1 eVALUEater is a provider of faith based research for investment advisers, institutional investors, and everyday investors.

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The Inspire Impact Scores of the securities in the Index are reviewed semi-annually for activities that would cause it to be removed from the investment universe due to participation in the activities described above that do not align with biblical values ~~periodically (at least annually)~~, and the Index is rebalanced annually.

Comment 12. Please be more specific regarding what is an “acceptable level” with respect to replacing a security in the index when its score drops below an acceptable level.

Response. What is an “acceptable level” is described in our February 2, 2017 letter in the description of the scoring methodology. The Registrant has revised the disclosure for clarity as follows:

If, upon review, the Inspire Impact Score of a security falls below the threshold ~~an acceptable~~ level for inclusion in the Index, the security is removed from the Index and replaced with a higher scoring security.

Comment 13. In “ETF Structure Risk”, the terms “Shares” and “Exchange” are capitalized but has not been defined.

Response. The Registrant has revised the disclosure to define terms or use lower case.

Comment 14. Please either remove sampling risk or add it to the strategy.

Response. The Registrant has added sampling to the strategy disclosure.

Portfolio Holdings Disclosure

Comment 15. Please add disclosure that information is also available on the Fund’s website.

Response. The Registrant has added the disclosure requested.

SAI:

Comment. Please provide an explanation regarding the circumstances under which the 1940 Act permits issuing senior securities that is referenced in restriction 1.

Response. The Registrant has revised the disclosure to add the following after the restrictions:

Additionally, the 1940 Act limits the Fund’s ability to borrow money, prohibiting the Fund from issuing senior securities, except the Fund may borrow as described in restriction #2 above; provided however, that ~~With respect to fundamental investment limitation 2 above,~~ if the Fund’s asset coverage falls below 300%, the Fund will reduce borrowing within 3 days in order to ensure that the Fund has 300% asset coverage.

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Part C:

Comment 19. Please file the index licensing agreement with Part C. If there is no licensing agreement, please explain what will happen to the Fund’s ability to use its underlying index if the adviser ceases to the be the adviser of the Fund.

Response. The Registrant does not have an index licensing agreement with the adviser because the adviser has an interest in the Fund continuing to be able to use the adviser’s index, so the Registrant did not believe a separate licensing agreement was necessary. In accordance with its ETF exemptive relief, the Registrant does not pay a fee to license the index provided by the adviser. If the adviser no longer served as the investment adviser of the Funds, the Funds would likely be closed by the Registrant’s board of trustees unless they changed their strategies. Even if there were a licensing agreement in place, it would allow for the adviser to terminate the agreement under certain circumstances (such as the termination of the management agreement), so the Funds still would not be permitted to use the underlying indexes if the adviser stopped serving as the adviser to the Funds. Given that there is no fee being charged to use the underlying indexes (as is required when self-indexing) and there is a mutual interest of the adviser and the Funds in being able to use the underlying indexes for as long as the adviser is the adviser, the Registrant does not feel that a licensing agreement is necessary to protect the Funds’ and their shareholders’ interests.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264, Tanya Goins at (404) 541-2954, or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Emily Little